                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

    ----------------------------------------------------------------------------

                                    SCHEDULE 14D-9
                                         and
                                   AMENDMENT NO. 1
                                          to
                                    SCHEDULE 14D-9
                        Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of the
                           Securities Exchange Act of 1934

    ----------------------------------------------------------------------------

                BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                                 A LIMITED PARTNERSHIP
                              (Name of Subject Company)

                BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                                 A LIMITED PARTNERSHIP
                         (Name of Person(s) Filing Statement)

                                        UNITS
                           (Title of Class of Securities)

                                      100650407
                         CUSIP Number of Class of Securities)

    ----------------------------------------------------------------------------

                              Michael H. Gladstone, Esq.
                        c/o Boston Financial Securities, Inc.
                                   101 Arch Street
                                   Boston, MA 02110
                                    (617) 439-3911
                        (Name, Address and Telephone Number of
             Persons Authorized to Receive Notices and Communications on
                      Behalf of the Person(s) Filing Statement)

                                      Copies to:
                                Joseph T. Brady, Esq.
                                   Peabody & Brown
                                  101 Federal Street
                                   Boston, MA 02110
                                    (617) 345-1000

    Item 1.   Security and Subject Company.

    The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partners of the Partnership are Arch Street V, Inc., a Massachusetts corporation with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110 (the "Managing General Partner"), and Arch Street V Limited Partnership, a Massachusetts limited partnership with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110 (the "Co-General Partner," and together with the Managing General Partner, the "General Partners"). The title of the class of equity securities to which this statement relates is the Partnership's Units (the "Units") representing units of limited partnership interests in the Partnership.

    Item 2.   Tender Offer of the Bidder.

    This Schedule 14D-9 relates to the following two offers:

    1. The Oldham Offer: The offer by Oldham Institutional Tax Credits LLC ("Oldham"), a Massachusetts limited liability company and an affiliate of the General Partners, disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 24, 1997, as amended by Amendment No. 1 dated August 18, 1997 (the "Oldham Schedule 14D-1"), to purchase up to 17,200 issued and outstanding Units upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997, as supplemented August 18, 1997, and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Oldham Offer" and are contained within the Oldham Schedule 14D-1). Oldham has increased the purchase price for the Oldham Offer from $555 to $635 per Unit, net to the seller in cash (the "Oldham Purchase Price"), without interest thereon.

    The address of Oldham's principal executive offices is 101 Arch Street, Boston, Massachusetts 02110.

    2. The Everest Offer: The offer by Everest Tax Credit Investors, LLC, a California limited liability company, and Everest Tax Credit Investors II, LLC, a California limited liability company (together, "Everest"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 11, 1997 (the "Everest Schedule 14D-1"), to purchase up to 3,500 issued and outstanding Units upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 1997, and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Everest Offer" and are contained within the Everest Schedule 14D-1). The purchase price for the Everest Offer is $600 per Unit, net to the seller in cash (the "Everest Purchase Price"), without interest thereon.

    The address of Everest's principal executive offices is 199 South Robles Avenue, Suite 440, Pasadena, California 91101.

    Item 3.   Identity and Background.

    (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

    (b) (1)   The Partnership does not have any employees, directors or
executive officers. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of its General Partners. Oldham is an affiliate of the General Partners. There is no affiliation between Everest and the Partnership, the General Partners or any of their affiliates. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership and its affiliates.

    The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of March 2, 1990, as amended to date (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

    In accordance with the Partnership Agreement, the Partnership is required to pay certain fees to and reimburse expenses of the Managing General Partner and others in connection with the organization of the Partnership and the offering of its Units. Commissions, fees and accountable expenses related to the sale of the Units totaling $9,499,984 have been charged directly to Limited Partners' equity. In connection therewith, $5,858,935 of selling expenses and $3,641,049 of offering expenses incurred on behalf of the Partnership have been paid to an affiliate of the Managing General Partner. The Partnership is required to pay a non-accountable expense allowance for marketing expense equal to a maximum of 1% of gross offering proceeds; this amount is included in total offering expenses. The Partnership has paid $50,000 in organization costs to an affiliate of the Managing General Partner. Total organization and offering expenses exclusive of selling commissions did not exceed 5.5% of the gross offering proceeds and organizational and offering expenses, inclusive of selling commissions and underwriting advisory fees did not exceed 14.0% of the gross offering proceeds. No organizational fees and expenses or selling expenses were paid during the years ended March 31, 1997, 1996 and 1995.

    In accordance with the Partnership Agreement, the Partnership is required to pay acquisition fees to and reimburse acquisition expenses of the Managing General Partner or its affiliates for selecting, evaluating, structuring, negotiating, and closing the Partnership's investments in Local Limited Partnerships. Acquisition fees total

7% of the gross offering proceeds. Acquisition expenses, which include such expenses as legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, totaled 1.5% of the gross offering proceeds. As of March 31, 1997 acquisition fees totaling $4,825,005 for the closing of the Partnership's investments in Local Limited Partnerships were paid to an affiliate of the Managing General Partner. Acquisition expenses totaling $899,430 were reimbursed to an affiliate of the Managing General Partner. No acquisition fees or expenses were paid during the three years ended March 31, 1997.

    Pursuant to the Partnership Agreement, an affiliate of the Managing General Partner is entitled to a fee (the "Asset Management Fee") for its services in connection with the administration of the affairs of the Partnership. The Asset Management Fee is payable annually and is calculated by multiplying 0.275% by the consumer price index and then multiplying the product by the gross proceeds of the offering. This formula currently results in the amount of .343% being multiplied by the gross proceeds of the offering. The Asset Management Fees earned during the years ended March 31, 1997, 1996 and 1995 are as follows:

                               1997      1996      1995

    Asset Management Fees    $231,035  $224,953  $219,149

    According to the Partnership Agreement, the Managing General Partner or an affiliate is also entitled to receive a subordinated disposition fee (the "Subordinated Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Limited Partnership. Payment of such fee shall be subordinated to the Limited Partners receiving their 6% return as set forth in the Partnership Agreement. Each Subordinated Disposition Fee is equal to 1% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). For the year ended March 31, 1997, neither the Managing General Partner nor an affiliate earned any Subordinated Disposition Fee.

    The Partnership does not have any employees, but an affiliate of the Managing General Partner is reimbursed for the cost of the Partnership's salaries and benefits expenses. The reimbursements are based upon the size and complexity of the Partnership's operations. Reimbursements paid or accrued during the years ended March 31, 1997, 1996 and 1995 are as follows:

                                      1997     1996      1995
    Salaries and benefits
      expense reimbursements        $117,763  $115,696  $116,177

    The General Partners and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partners are also entitled to reimbursement of expenditures made on behalf of the Partnership.

    Under the Partnership Agreement, the General Partners are entitled to receive 1% of cash distributions to the partners of the Partnership. The Partnership has not paid any cash distributions to the General Partners in the three years ended March 31, 1997.

    In accordance with the Partnership Agreement, an affiliate of the General Partners (SLP, Inc.) is entitled to receive up to $10,000 from the sale or refinancing proceeds of each Local Limited Partnership, if such affiliate is still a limited partner of that Local Limited Partnership at the time of such transaction.

    The General Partners and their respective officers and directors are entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partners are also entitled to reimbursement of expenditures made on behalf of the Partnership.

    In addition, under the terms of the Partnership Agreement, upon the removal of a General Partner by the Limited Partners of the Partnership (the "Limited Partners") or upon the occurrence of an "Event of Withdrawal," as defined in the Partnership Agreement, the General Partner may be entitled to the fair market value of its interest, which will be payable over a five year period.

    (2) Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and Oldham or any of its executive officers, directors or affiliates or Everest or any of its executive officers, directors or affiliates. Oldham is an affiliate of the General Partners of the Partnership. The executive officers and directors of Oldham also serve as executive officers and directors of the Managing General Partner. Therefore, Oldham and the General Partners, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its partners.

    The Partnership has been informed that Oldham expects to borrow all of the funds to purchase Units pursuant to the Oldham Offer from an affiliate of one of its members, on substantially the same economic terms and conditions that such affiliate obtains those funds under an existing credit facility with a national bank or that Oldham may seek alternative financing from that bank or other national banks on different terms.

    Item 4.   The Solicitation or Recommendation.

    (a) 1. The Oldham Offer: Following receipt of the terms of the Oldham Offer as supplemented August 18, 1997, the General Partners again reviewed and considered the Oldham Offer. Because of the conflict of interest resulting from the affiliation between Oldham and the General Partners, the General

Partners are expressing no opinion and are remaining neutral with respect to the Oldham Offer.

         2. The Everest Offer: Following receipt of the terms of the Everest Offer, the General Partners reviewed and considered the Everest Offer. Because of the conflict of interest resulting from the affiliation between Oldham and the General Partners, the General Partners are expressing no opinion and are remaining neutral with respect to the Everest Offer.

    (b) Although the General Partners are not making a recommendation with respect to either the Oldham Offer or the Everest Offer, the General Partners believe that Limited Partners should carefully consider the following factors in making their own decisions of whether to accept or reject either offer:

- Oldham is an affiliate of the General Partners. The executive officers and directors of the managing member of Oldham also serve as the executive officers and directors of the Managing General Partner. Therefore, the General Partners, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its Limited Partners:

    -    There may be a conflict of interest in responding to the Oldham Offer.

    - If Oldham is successful in acquiring a significant number of Units pursuant to the Oldham Offer, Oldham could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. This voting ability could prevent nontendering Limited Partners from taking action that they desired but Oldham and the General Partners opposed and enable Oldham and the General Partners to take action desired by the Partnership but opposed by the nontendering Limited Partners.

    - There may also be a conflict of interest if Oldham's acquisition of Units has the effect of making any future change in the Partnership's current management by the General Partners more difficult.

- The Everest Offer is for $600 per Unit. The Oldham Offer exceeds the Everest Offer by $35 per Unit.

- The Everest Offer is NOT net of transfer fees, which means that a Limited Partner who tenders to Everest will be required to pay a transfer fee of $10 per Unit transferred ($100 minimum).

- The Everest Offer is for a maximum of 3,500 Units, which is less than Oldham's maximum of 17,200 Units. It is a more likely possibility that Everest may not be able to accept all the Units tendered to it because proration, or rejection, of some tendered Units may occur at the lower maximum level established by Everest.

- Both offers will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership. Limited Partners who have a present or future need for the tax credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to either offer.

- As stated by Oldham in the Oldham Offer, there may be a conflict of interest between Oldham's desire to purchase the Units at a low price and a Limited Partner's desire to sell its Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender. Furthermore, Limited Partners should be aware that a secondary market exists for the Units.

- The Partnership Agreement of the Partnership provides that no sale or transfer of Units may be made if such sale, when aggregated with all other transfers during the same year would result in both (i) the transfer of more than 5% of the Units (excluding certain transfers permitted under the Partnership Agreement ("Permitted Transfers")) and (ii) the transfer of more than 2% of the Units (excluding Permitted Transfers and transfers made through a "Matching Service" (as such term is used in Internal Revenue Service Notice 88-75)) (the "Safe Harbor Percentages"), unless the Managing General Partner shall have received an opinion of counsel that such sale or transfer may be made without material adverse tax consequences to any partner of the Partnership. Since the Partnership has permitted transfers during taxable year 1997, Oldham has stated in its offer that it will obtain an opinion of counsel that consummation of the Oldham Offer will not result in material adverse tax consequences to the Partnership's partners. Everest does not make a similar statement in its offer. However, in order to comply with the Partnership Agreement, if the Units acquired by Everest pursuant to the Everest Offer, when aggregated with all other transfers during 1997, would result in the Partnership exceeding the Safe Harbor Percentages, the Managing General Partner will require that Everest obtain an opinion of counsel that consummation of the Everest Offer will not result in adverse tax consequences to the partners.

- LIMITED PARTNERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE UNITS SHOULD THEY TENDER PURSUANT TO EITHER OFFER.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties. The Partnership has made no distributions to Limited Partners for the years ended March 31, 1997, 1996, and 1995. In the Partnership's early years, cash available for distribution was derived from interest earned on the temporary investment of funds held by the Partnership prior to paying capital contributions to Local Limited Partnerships. There can be no assurance as to the timing, amount or occurrence of any future distributions.

- Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of both offers.

    Item 5.   Persons Retained, Employed or to Be Compensated.

    Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Limited Partners on its behalf concerning either the Oldham Offer or the Everest Offer.

    Item 6.   Recent Transactions and Intent With Respect to Securities.

    (a) Neither the Partnership nor the General Partners or any of their affiliates have effected any transactions in the Units during the past 60 days

    (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them pursuant to either the Oldham Offer or the Everest Offer.

    Item 7.   Certain Negotiations and Transactions by the Subject
Company.

    (a) No negotiation is being undertaken or is underway by the Partnership in response to either the Oldham Offer or the Everest Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership;
(2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary; (3) tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

    (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to either the Oldham Offer or the Everest Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

    Item 8.   Additional Information to Be Furnished.

    On or about July 22, 1997, a representative of Everest Properties, LLC, and/or its affiliates (collectively, the "Everest Group") contacted an affiliate of the General Partners (the "GP Affiliate") and indicated that it would like to obtain a list of the limited partners in one or more of the public limited partnerships (collectively, the "Boston Financial Partnerships") in which affiliates of the GP Affiliate were general partners. The Partnership was not mentioned specifically, but neither was it excluded from that group. It was the perception of the GP Affiliate, based on prior experiences with the Everest Group, that if given this list the Everest Group probably would commence a tender offer for less than 5% of the units in such funds and otherwise conduct it so that the requirement to publicly file such an offer with the Securities and Exchange Commission (the "SEC") and to comply with certain SEC rules adopted to advance investor protection would not be applicable. The GP Affiliate views "mini-tenders" as not necessarily being in the best interest of the limited partners in the Boston Financial Partnerships because of the lack of public scrutiny of such offers and the non-applicability of certain
SEC rules mandating certain proration and withdrawal rights. Accordingly, the GP Affiliate did not provide such list. On July 30, approximately a week after Oldham commenced the Oldham Offer, the Everest Group contacted Oldham indicating that it was prepared to commence a publicly-filed competing tender offer at a higher price unless Oldham allowed it to purchase a percentage of the Units tendered to Oldham in the Oldham Offer. The Everest Group stated a similar intention concerning two other Boston Financial Partnerships for which Oldham is currently making tender offers (collectively, the "Tendered Partnerships"). Oldham rejected this offer. On August 6, representatives of the Everest Group sent a notice to representatives of Oldham and the General Partners reiterating the intent of the Everest Group to commence a publicly-filed tender offer at a higher price ($600 per Unit). On August 11, 1997, the Everest Group commenced a publicly-filed tender offer for the Partnership and one of the other Tendered Partnerships.

    Item 9.   Material to be Filed as Exhibits.

    (a)(1) Letter from Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, to Limited Partners, dated August 18, 1997.

                                 SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1997

                   BOSTON FINANCIAL QUALIFIED HOUSING
                   TAX CREDITS L.P. V, A LIMITED PARTNERSHIP

                   By:  ARCH STREET V, INC., Managing General
                        Partner

                        By:  /s/ Jenny Netzer
                             Name:     Jenny Netzer
                             Title:    President

    By:  ARCH STREET V LIMITED PARTNERSHIP

                        By:  ARCH STREET V, INC., its General
                             Partner

                             By:  /s/ Jenny Netzer
                             Name:     Jenny Netzer
                             Title:    President

                                EXHIBIT INDEX

EXHIBIT NO.                  TITLE

(a)(1)                       Letter from Boston Financial
                             Qualified Housing Tax Credits L.P. V, A
                             Limited Partnership, to Limited Partners, dated August 18, 1997.